EXHIBIT 99.2

Name Address1 Address2 Address3 Address4 Address5 Address6

Annual General Meeting of Unilever PLC: Proxy Form for Voting
When you have completed and signed this form, please return it to Lloyds TSB Registrars in the enclosed envelope. No stamp is required if you are resident in the UK. To be valid, this form must be signed and received by Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 6EF no later than 11.00am on 6 May 2002.

Voting reference number	Card ID	Account number

For further information on completing your Proxy Form, including how to send it using the internet, see reverse.

I/We, the undersigned, being a member/members of Unilever PLC, hereby appoint or failing him/her the Chairman of the meeting as my/our Proxy to attend and, if a poll is called, to vote on my/our behalf at the Annual General Meeting of the Company to be held at 11.00am on Wednesday 8 May 2002 and at any adjournment of that Meeting. I/We direct that my/our vote(s) be cast on the Resolutions as set out in the Notice of Meeting as indicated by an ‘X’ in the appropriate box below and, in respect of any Resolutions where no such vote is indicated and/or on any other business which may properly come before the Meeting, in such manner as my/our Proxy thinks fit. PLEASE COMPLETE USING BLACK INK AS THIS FORM WILL BE SCANNED.

Resolutions
Please indicate with an ‘X’ in the appropriate box how you wish your Proxy to vote on each Resolution.

For Against
1	To receive the Report & Accounts for the year ended 31 December 2001

2	To declare a dividend on the Ordinary Shares

3	To re-elect Mr N W A FitzGerald, KBE as a Director

4	To re-elect Mr A Burgmans as a Director

5	To re-elect Mr A C Butler as a Director

6	To re-elect Mr P J Cescau as a Director

7	To re-elect Mr K B Dadiseth as a Director

8	To re-elect A R baron van Heemstra as a Director

9	To re-elect Mr R H P Markham as a Director

10	To re-elect Mr C B Strauss as a Director

11	To re-appoint PricewaterhouseCoopers as Auditors of the Company

12	To authorise the Directors to fix the Auditors’ remuneration

13	To renew the authority to Directors to issue shares

14	To renew the authority to Directors to disapply pre-emption rights

15	To renew the authority to the Company to purchase its own shares

Barcode

Please put an ‘X’ in this box if signing on behalf of the member under Power of Attorney or other Authority.
Note: please do not use this form for changes of address or other matters relating to your shareholding.

Signature Date

Go Online! Turn over to find out how to send your proxy instructions electronically!

Completing Your Proxy Form: Questions and Answers

1 I am planning to attend the AGM. Do I need to complete the Proxy Form or bring it with me?
No. Please bring the attached Attendance Card with you, as this will speed up your admission to the Meeting.

2 I am unable to come to the AGM and would like someone else to attend in my place. What do I do?
Please enter the name of the person you would like to attend the AGM in your place (your ‘Proxy’) in the space provided on the form, sign and date the form, and return it to Lloyds TSB Registrars in the envelope provided, to arrive with them no later than 11.00am on Monday 6 May 2002. Your Proxy does not have to be a shareholder of the Company.

You may appoint more than one Proxy if you wish. Please contact Lloyds TSB Registrars on 0870 600 3977 for instructions on how to do this.

3 Can I tell my Proxy how they should cast my votes?
Yes. Your Proxy cannot speak at the Meeting or vote on any Resolutions on a show of hands, but will be able to vote your shares in the event of a poll being called on any of the Resolutions.

If you wish your Proxy to vote in a particular way, please put an ‘X’ in the appropriate ‘For’ or ‘Against’ box for each Resolution. If you do not give any voting instructions, your Proxy will have the authority to vote or abstain on the Resolutions, and on any other business which properly comes before the Meeting, as he/she thinks fit.

4 I am unable to attend the AGM or to send someone else in my place. Can I still cast my votes?
Yes. The Proxy Form provides for you to appoint the Chairman of the Meeting as your Proxy. Just leave the space blank, and sign and return the form, as in (2) above. You can either indicate your voting instructions (see 3 above), or allow the Chairman to vote at his discretion. Your vote will then be counted in the event of a poll on any of the Resolutions.

5 Must I cast all my votes in one way?
No. An ‘X’ in the box will indicate that your total holding should be voted in one way. However, if you wish to vote some shares ‘For’ and some shares ‘Against’ a Resolution, please write the appropriate number of shares in each box.

6 We are registered as joint holders of the shares. What happens?
Any or all joint holders may attend the Meeting, although only one holder may vote in person or by Proxy. Only one holder need sign the Proxy Form. If more than one holder is present at the Meeting, or if more than one Proxy Form is received in respect of a joint holding, only the vote of the ‘senior’ holder will be accepted. Seniority is determined by the order in which the joint holders’ names appear on the Register of Members.

7 I may be able to come to the AGM at the last minute. What happens if I have already appointed a Proxy?
You are still entitled to attend the Meeting and vote in person. Any instructions given to your Proxy will then be ineffective.

8 I am completing and signing the Proxy Form on behalf of the member under a Power of Attorney (or other Authority). What should I do?
Please put an ‘X’ where requested in the relevant box next to your signature on the Proxy Form. When you return the Proxy Form, you must include the Power of Attorney or Authority, or a certified copy of it. This will be returned to you.

9 The registered member is a limited company. How does it appoint a Proxy?
The Proxy Form should be executed under the common seal of the company or be signed by a duly authorised officer, representative or attorney of the company, whose capacity should be stated. Alternatively, the company may appoint an individual to attend the Meeting as its corporate representative, by providing a letter to that effect, duly signed by an authorised officer of the company. Only one corporate representative may be appointed by the member, and he/she is entitled to speak at the Meeting and to vote on a show of hands.

10 I have recently sold/am planning to sell my shares. What is the cut-off date for attending the AGM?
You are entitled to attend and vote at the AGM, or to appoint a Proxy, in respect of the number of shares registered in your name in the Register of Members as at 6.00pm on Monday 6 May 2002. Any changes to the Register of Members after that time are disregarded for the purposes of the AGM.

Go Online! How to send your proxy instructions electronically

Unilever is committed to electronic communications, and this year we are pleased to be able to offer our shareholders the opportunity to return their Proxy Forms using the internet. Even though you have received a paper version of your Proxy Form, you can still complete and return an electronic version to the Registrars.

What you need to do: just log on to the Sharevote website at www.sharevote.co.uk. To do this, you will need your voting reference numbers, the three 8-digit numbers quoted on your Proxy Form. Then just follow the instructions!

Within Sharevote you will also be invited to register with the Shareview website which provides a range of electronic services for shareholders. See the enclosed information booklet for more details!

Attendance Card

Annual General Meeting in
The Queen Elizabeth II Conference Centre,
Broad Sanctuary, Westminster, London SW1P 3EE

At 11.00am on Wednesday 8 May 2002

If you attend the Meeting please sign this card and hand it in on arrival. It will facilitate your reception at the Meeting.

Signature

Name
Account number